

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 2, 2009

<u>via U.S. mail</u>

Mr. An Fengbin
President and Chief Executive Officer
Andatee China Marine Fuel Services Corporation
Dalian Ganjingzi District, Dalian Wan Lijiacun
Unit C, No. 69 West Binhai Road, Xigang District Dalian
People's Republic of China

> **Re: Andatee China Marine Fuel Services Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 16, 2009**
> **File No. 333-161577**

Dear Mr. An:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that at page 3 and elsewhere in your filing, you describe the subsidiaries of Dalian Xingyuan Marine Bunker Co. Ltd. (Xingyuan) as your subsidiaries. However, this does not appear to accurately describe your relationship with such companies. Please revise.

Prospectus Summary, page 1

Corporate History and Organizational Structure, page 3

2.   Under the heading "Corporate History and Organizational Structure" at page 3, please provide a brief description of the transactions and agreements related to your corporate history and organizational structure, and a brief overview of the effect on your organizational structure and the control of your company and control of Xingyuan as of the date of your registration statement. Your discussion should include a description of the purpose and effect of each of the following agreements: the agreements related to the acquisition of the subsidiaries of Xingyuan, the agreements between Xingyuan and/or its shareholders and Dalian Fusheng Consulting Co., Ltd. (Fusheng), the agreements between Mr. An Fengbin and Mrs. Lai Waichi, and the agreements between Mr. An and the minority shareholders of Xingyuan. As applicable, please include a cross-reference to the more detailed description of such agreements that you have provided later in your filing. In addition, please clarify why Xingyuan entered into the contractual arrangements with Fusheng, rather than with an entity that was initially controlled by Mr. An.

3.   We note your disclosure at page 3 regarding the Authorization Agreement by and among An Fengbin and the minority shareholders of Xingyuan. Please revise your filing to disclose all material terms of such agreement, including the practical effect of Section 2. In addition, please clarify how the rights granted under this agreement are affected by the proxy and voting agreements described at page 58. We note also that Section 2 of the Authorization Agreement appears to contemplate that the minority shareholders of Xingyuan will acquire equity interests of Oriental Excel Enterprises Limited in proportion to their equity interests in Xingyuan. Please clarify how the acquisition of such interest is consistent with your disclosure at page 73 that Mr. An is entitled to receive all outstanding shares in Oriental Excel Enterprises Limited.

4.   We reissue our prior comment 6.

Risk Factors, page 9

We rely on few significant providers for our raw material supplies, page 12

5.   Please revise this risk factor to reflect the disclosure that you provided at F-11 regarding your two major suppliers.

Xingyuan shareholders may have potential conflict of interest with us, page 15

6.   We note your response to our prior comment 11. Please specify in this risk factor that Dalian Dongfangzheng Industrial Co. is the majority shareholder of Xingyuan.

The Scope of Our Business License in China, page 17

7.   We note your response to our prior comment 12 and reissue the comment in part.
        Please clarify how the scope of the business license of Fusheng affects or limits
        the business of Xingyuan.

Equity Replacement Agreement, page 31

8.   We note your response to our prior comment 13 and reissue such comment in
        part. Please disclose all material terms of the Equity Replacement Agreement
        pursuant to which Xingyuan acquired its ownership interest in Rongcheng Xinfa
        Petroleum Company. Your disclosure should include, without limitation, the
        practical effects of Section 2.2 of such agreement. Although you state in your
        response that the Supplemental Agreement filed as Exhibit 10.19 cancelled
        Section 2.2 of the Equity Replacement Agreement, it is not clear how the
        Supplemental Agreement had such an effect. Please advise.

Results of Operations, page 37

9.   We note your disclosure about tons sold during the interim period, although not
        mentioning the product being measured. Please modify your disclosure to clarify
        whether you are referring to cargo vessel fuel and fishing boat fuel, also to
        indicate the relative mix of these products being sold each period, and to explain
        whether this is the standard unit of measurement in the markets that you serve.
        Please add comparable disclosure to your discussion of the annual results which
        does not presently include a measure of the products sold.

Consulting Services Agreement, page 57

10.   We note Xingyuan's right to terminate the consulting services agreement. Please
        add related risk factor disclosure.

Certain Relationships and Related Transactions, page 72

11.   Please specify, if true, that your reference to "DFZ" at page 72 refers to Dalian
        Dongfangzheng Industrial Co., Ltd.

Security Ownership of Certain Beneficial Owners and Management, page 72

12.   We note your response to our prior comment 16. Please clarify under what
        circumstances Mr. An will be permitted under PRC laws and regulations to
        receive the shares of Oriental Excel Enterprises Limited.

Underwriting, page 77

13.   We note your response to our prior comment 18 and reissue the comment in part.

Please expand your disclosure to provide a brief description of the "piggy-back" registration right.

Financial Statements

Note 18 – Parent Company Only Condensed Financial Information, page F-30

14.   There is no need for statements of operations and cash flows of the parent-only as this is not contemplated under FRC §213.02 or Rule 4-08(e) of Regulation S-X.

Exhibit 5.1

15.   Please obtain and file a revised legal opinion that does not exclude applicable case law. In addition, the revised legal opinion should specify that the registration statement also covers the warrants to be issued to the underwriters.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

        F. Alec Orudjev
        (866) 742-4203